MEDIGEN                                                        PROGEN
BIOTECHNOLOGY CORP.                                           INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

             PROGEN BUYS BACK PI-88 ROYALTY OBLIGATION FROM MEDIGEN

BRISBANE, AUSTRALIA AND TAIPEI, TAIWAN, 16 JANUARY 2007. Progen Industries Limited (ASX: PGL, NASDAQ: PGLA) and Medigen Biotechnology Corporation (Medigen) today announced they have agreed terms to conclude the Agreement of Strategic Alliance (Strategic Alliance) between the two companies.

The Strategic Alliance, which was signed in May 2000, required Medigen to undertake and complete certain clinical trials of PI-88. On completion of these PI-88 clinical trials, Medigen was entitled to a 15% royalty on PI-88 proceeds of commercialisation received by Progen. Both parties have agreed to end the Strategic Alliance to allow Progen to develop and commercialise PI-88 as rapidly as possible and with maximum flexibility.

The removal of the 15% royalty obligation to Medigen means Progen now retains a much larger portion of PI-88's proceeds of commercialisation which significantly increases the value of PI-88 to the Company as it completes the final stages of clinical development.

In return, Medigen will benefit through an increased equity position in Progen and the potential to earn future milestone payments, demonstrating the confidence Medigen has in the future of PI-88. Additionally, the cancellation of Progen's shareholding in Medigen and the removal of an associated anti-dilution clause will provide Medigen with future capital raising alternatives including a potential Initial Public Offering.

Key  terms:
     -    The  parties  agree  to  end  the  Strategic  Alliance  and therefore:

               o Medigen has no further obligations to conduct additional clinical trials of PI-88 following the completion of the current Phase II HCC trial;

               o Medigen foregoes its right to earn a 15% royalty on PI-88 proceeds of commercialisation received by Progen; and

In consideration for Medigen agreeing to end the Strategic Alliance and to compensate Medigen for its contribution to the development of PI-88, Progen has agreed to:

     -    Return  to  Medigen  the  19.9%  equity  it  holds  in  Medigen;

     - Issue 500,000 Progen ordinary shares to Medigen on execution of the agreement. Medigen are not able to sell these shares until they complete a clinical milestone in relation to the current PI-88 Phase II HCC Trial;

     -    Pay  Medigen  $A300,000  on  execution  of  the  agreement;

     - Issue a further 732,600 Progen ordinary shares and pay $A2M in cash or shares, at Progen's discretion, to Medigen on Medigen completing two clinical milestones in relation to the current PI-88 Phase II HCC Trial;

     - Pay Medigen up to $A4M on PI-88 achieving specified clinical and commercial milestones; and

     - Issue 1,000,000 options to Medigen upon Medigen providing to Progen the HCC Phase II Trial Final Study Report. These options have an exercise price calculated on the 60 business day average closing Progen share price at the time the Final Study Report is provided to Progen, and have a two year term.

     MEDIGEN                                                        PROGEN
BIOTECHNOLOGY CORP.                                           INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

Dr Stanley Chang and his alternate, Mr Eugene Cheng, will resign from Progen's Board and Progen's two representatives will resign from Medigen's Board.

Mr Justus Homburg, Progen's Chief Executive Officer commented: "We believe this is an excellent opportunity to create a win-win scenario for both companies and create the greatest flexibility for PI-88 to be developed and commercially exploited."

Mr Stephen Chang, Progen's Executive Chairman added: "The alliance between the two companies has formed an important foundation for the development of PI-88. Medigen has played a central role in our clinical trial program, particularly in the liver cancer trial, the largest PI-88 Phase II trial that has been conducted, which involved 172 patients."

"The Progen Board extends its gratitude to Dr Chang and Mr Cheng for their contribution to the Company as Directors. Their commitment to PI-88's development in liver cancer has been critical to our current ability to proceed as rapidly as possible towards commencing a Phase 3 trial of PI-88 in liver cancer", Mr Chang said.

Medigen's Chief Executive Officer, Dr Stanley Chang commented: "The alliance was struck in 2000 and at that time it was never envisaged that Progen would develop PI-88 beyond the completion of Phase II. We are delighted to have been involved in the development of PI-88 particularly the HCC Phase II study, and agreed to end the Alliance so that PI-88 has the best chance of success. Our continuing confidence in PI-88 is reflected in our strong desire to hold Progen equity and to agree to future milestone payments that are based on PI-88's success."

FURTHER  INFORMATION:

ABOUT PROGEN: Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.

Progen's  three  key  areas  of  focus  are:
- Clinical Development - via a focused clinical trial program involving its two compounds PI-88 and PI-166
- Drug Discovery - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes
- Manufacturing Services - PI-88 manufacturing development and supply for the clinical program and contract manufacturing services.

ABOUT MEDIGEN: Medigen Biotechnology Corporation is a Taiwanese company dedicated to the research, development and commercialization of new therapies and innovative technologies. Medigen's scientific scope is oncology, immunology and complimentary alternative medicine which are derived from the Company's R&D team's innovative proprietary Nucleic Acid Testing (NAT) Platform and clinical trial expertise.

Medigen's  key  areas  of  focus  are:
- Clinical Development - with emphasis on new therapeutics of diseases of Asian significance
- NAT Platform - HLA and other NAT detecting/diagnosing kits including design, development, manufacturing and commercialisation.

KEYWORDS - Progen, Medigen, liver cancer, HCC, hepatocellular carcinoma, PI-88, Justus Homburg, Stanley Chang.

     MEDIGEN                                                        PROGEN
BIOTECHNOLOGY CORP.                                           INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

WEB  LINKS  to  selected  recent  news  and  other  information  about  Progen:

Capital Raising to Progress PI-88 to Phase 3  www.progen.com.au/?page=nepress2006.html
                                              ----------------------------------------
Results for Phase 2 liver cancer trial        www.progen.com.au/?page=nepress2006.html
                                              ----------------------------------------
Manufacturing Clearance for Phase III         www.progen.com.au/?page=nepress2006.html
                                              ----------------------------------------
End of Year Financial Results                 www.progen.com.au/?page=nepress2006.html
                                              ----------------------------------------
Preparing for Accelerated Development         www.progen.com.au/?page=nepress2006.html
                                              ----------------------------------------
Progen meets with FDA                         www.progen.com.au/?page=nepress2006.html
                                              ----------------------------------------
PI-88 mode of action                          www.progen.com.au/?page=repi-88.html
                                              ------------------------------------
Progen's drug development pipeline            www.progen.com.au/?page=pihome.html
                                              -----------------------------------
Progen Industries Ltd                         www.progen.com.au
                                              -----------------

MEDIA AND INVESTOR    PROGEN INFORMATION:
RELATIONS:

Rebecca Piercy        Linton Burns                Justus Homburg
Buchan Consulting     Chief Financial Officer     Chief Executive Officer
rpiercy@bcg.com.au    Progen Industries Limited   Progen Industries Limited
--------------------
Ph: (02) 9237 2800 /  linton.burns@progen.com.au  justus.homburg@progen.com.au
                                                  ----------------------------
0422 916 422          Ph:  +61 7 3842 3333        Ph: : +61 7 3842 3333

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.